Atlassian Announces Fourth Quarter and Fiscal Year 2018 Results

Quarterly revenue of $243.8 million, up 40% year-over-year
Quarterly IFRS operating margin of (2%) and non-IFRS operating margin of 19%
Quarterly free cash flow of $64.4 million and free cash flow margin of 26%

SAN FRANCISCO (July 26, 2018) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its fourth quarter and fiscal year ended June 30, 2018 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com. The financial results for the fourth quarters and fiscal years ended June 30, 2018 and 2017 contained in this press release are based on the previous revenue recognition standard (IAS 18). The guidance for the first quarter and fiscal year ended June 30, 2019 is based on the new revenue recognition standard (IFRS 15), which Atlassian adopted on July 1, 2018. For comparability, Atlassian has provided historical financial results under IFRS 15 on its investor relations website.

“Atlassian finished a tremendous fiscal 2018 with a strong fourth quarter, adding more than 6,600 net new customers,” said Scott Farquhar, Atlassian’s co-CEO and co-founder. “We ended the year with more than 125,000 customers and are passionately committed to serving teams of all types and sizes across the Fortune 500,000. Our success in delivering great products and value to our customers was reflected in our financial results, as we grew annual revenue to $874 million, while generating more than $281 million of free cash flow.”

Fourth Quarter Fiscal 2018 Financial Highlights
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $243.8 million for the fourth quarter of fiscal 2018, up 40% from $174.3 million for the fourth quarter of fiscal 2017.

•
Operating Loss and Operating Margin: Operating loss was $5.3 million for the fourth quarter of fiscal 2018, compared with $32.3 million for the fourth quarter of fiscal 2017. Operating margin was (2%) for the fourth quarter of fiscal 2018, compared with (19%) for the fourth quarter of fiscal 2017.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $25.9 million for the fourth quarter of fiscal 2018, compared with $20.7 million for the fourth quarter of fiscal 2017. Net loss per diluted share was $0.11 for the fourth quarter of fiscal 2018, compared with $0.09 for the fourth quarter of fiscal 2017.

•	Balance Sheet: Cash and cash equivalents and short-term investments at the end of the fourth quarter of fiscal 2018 totaled $1.7 billion.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $47.5 million for the fourth quarter of fiscal 2018, compared with $24.3 million for the fourth quarter of fiscal 2017. Operating margin was 19% for the fourth quarter of fiscal 2018, compared with 14% for the fourth quarter of fiscal 2017.

•
Net Income and Net Income Per Diluted Share: Net income was $33.0 million for the fourth quarter of fiscal 2018, compared with $21.6 million for the fourth quarter of fiscal 2017. Net income per diluted share was $0.13 for the fourth quarter of fiscal 2018, compared with $0.09 per diluted share for the fourth quarter of fiscal 2017.

•
Free Cash Flow: Cash flow from operations for the fourth quarter of fiscal 2018 was $82.2 million, while capital expenditures totaled $17.8 million, resulting in free cash flow of $64.4 million, an increase of 45% year-over-year.

Fiscal Year 2018 Financial Highlights
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $874.0 million for fiscal year 2018, up 41% from $619.9 million for fiscal year 2017.

•
Operating Loss and Operating Margin: Operating loss was $53.7 million for fiscal year 2018, compared with $63.1 million for fiscal year 2017. Operating margin was (6%) for fiscal 2018, compared with (10%) for fiscal 2017.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $119.3 million for fiscal year 2018, compared with $42.5 million for fiscal year 2017. Net loss per diluted share was $0.52 for fiscal year 2018, compared with $0.19 for fiscal year 2017.

On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $166.4 million for fiscal year 2018, compared with $104.2 million for fiscal year 2017. Operating margin was 19% for fiscal 2018, compared with 17% for fiscal 2017.

•
Net Income and Net Income Per Diluted Share: Net income was $118.6 million for fiscal year 2018, compared with $84.9 million for fiscal year 2017. Net income per diluted share was $0.49 for fiscal year 2018, compared with $0.36 per diluted share for fiscal year 2017.

•
Free Cash Flow: Cash flow from operations for fiscal year 2018 was $311.4 million while capital expenditures totaled $30.2 million, leading to free cash flow of $281.2 million, an increase of 53% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Strategic Partnership with Slack
Atlassian today announced that it has entered into a strategic partnership with Slack. Atlassian currently has two offerings in the real-time communications market: Stride and Hipchat. With this partnership, Atlassian will exit the communications space. Slack has acquired the intellectual property for Stride and Hipchat Cloud, both of which will be discontinued. Atlassian will also discontinue Hipchat Server and Data Center and will be working with Slack to provide a migration path for customers of all four products.

Atlassian products and Slack already work well together, and the companies will form an even closer relationship moving forward. The companies anticipate deepening their existing product integrations between Jira Cloud, Bitbucket Cloud, Trello, and Slack, and also expect to build new integrations between Confluence Cloud and Slack.

The companies expect to also partner in the areas of marketing, sales, and channel enablement, and will provide more details on these plans in the future.

Atlassian has also made an equity investment in Slack to reinforce the long-term nature and significance of the partnership.

“We are excited to join forces with Slack to target the immense markets for team collaboration and communications,” said Mike Cannon-Brookes, Atlassian’s co-CEO and co-founder. “The partnership enables us to offer our customers the best of both worlds - Atlassian’s leading collaboration products combined with Slack’s business communications platform. This decision also supports Atlassian’s broader product and investment strategy in fiscal 2019 as we continue on our mission of unleashing the potential of every team.”

Recent Business Highlights

•
Customer growth: Atlassian ended the fourth quarter of fiscal 2018 with a total customer count, on an active subscription or maintenance agreement basis, of 125,796, having added 6,638 net new customers during the quarter.

•
Atlassian Access launch: Atlassian announced the general availability of Atlassian Access, a set of capabilities that gives administrators company-wide visibility, control, and security over their Atlassian Cloud products, while providing users easy access to the collaborative tools they rely on to get work done. Atlassian Access allows Cloud customers the ability to enable SAML single sign-on and enforce two-step verification and password policies. Pricing for Atlassian Access starts at $3 per user per month.

•
Atlassian Marketplace: The Atlassian Marketplace, one of the largest enterprise software marketplaces, passed a new milestone, with more than $500 million in lifetime purchases since its inception in 2012. For fiscal 2018, the Atlassian Marketplace generated over $200 million in purchases.

Financial Targets
Atlassian is providing its financial targets for the first quarter and full fiscal year 2019 based on the new revenue recognition standard (IFRS 15). The company’s financial targets are as follows:

•	First Quarter Fiscal 2019:

•	Total revenue is expected to be in the range of $258 million to $260 million.

•	Gross margin is expected to be approximately 82% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (5%) on an IFRS basis and approximately 21% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.13) on an IFRS basis, and net income per diluted share is expected to be approximately $0.19 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 235 million to 237 million shares when calculating diluted IFRS net loss per share and in the range of 247 million to 249 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2019:

•	Total revenue is expected to be in the range of $1,146 million to $1,154 million.

•	Gross margin is expected to be in the range of 82% to 83% on an IFRS basis and in the range of 85% to 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (4%) on an IFRS basis and approximately 20% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.30) on an IFRS basis, and net income per diluted share is expected to be approximately $0.77 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 240 million to 242 million shares when calculating diluted IFRS net loss per share and in the range of 250 million to 252 million shares when calculating diluted non-IFRS net loss per share.

•	Free cash flow is expected to be in the range of $350 million to $360 million, which includes capital expenditures that are expected to be approximately $40 million in fiscal 2019.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income (loss) per diluted share, and free cash flow have been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, July 26, 2018 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial In: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio Replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10121587). International callers, please dial 1-412-317-0088 (access code 10121587).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 125,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, and Jira Service Desk at https://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Scott Rubin
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, strategic partnerships, expansion, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets.

Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation

•	Amortization of acquired intangible assets

•	Non-coupon impact related to exchangeable senior notes and capped calls

◦	Amortization of notes discount and issuance costs

◦	Mark to fair value of the exchangeable senior notes exchange feature

◦	Mark to fair value of the related capped call transactions

•	The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)*

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2018	2017	2018	2017
Revenues:
Subscription	$117,439	$72,502	$403,214	$242,128
Maintenance	87,268	71,648	325,898	265,521
Perpetual license	22,514	19,359	85,481	74,565
Other	16,562	10,822	59,357	37,722
Total revenues	243,783	174,331	873,950	619,936
Cost of revenues (1) (2)	44,196	36,805	172,690	119,161
Gross profit	199,587	137,526	701,260	500,775
Operating expenses:
Research and development (1)	111,046	90,691	415,776	310,168
Marketing and sales (1) (2)	49,062	45,887	187,990	134,908
General and administrative (1)	44,766	33,204	151,242	118,785
Total operating expenses	204,874	169,782	755,008	563,861
Operating loss	(5,287)	(32,256)	(53,748)	(63,086)
Other non-operating income (expense), net	(14,739)	(536)	(15,157)	(1,342)
Finance income	5,053	1,048	9,877	4,851
Finance costs	(6,782)	(24)	(6,806)	(75)
Loss before income tax benefit (expense)	(21,755)	(31,768)	(65,834)	(59,652)
Income tax benefit (expense)	(4,096)	11,060	(53,507)	17,148
Net loss	$(25,851)	$(20,708)	$(119,341)	$(42,504)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.11)	$(0.09)	$(0.52)	$(0.19)
Diluted	$(0.11)	$(0.09)	$(0.52)	$(0.19)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	234,206	225,805	231,184	222,224
Diluted	234,206	225,805	231,184	222,224
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2018	2017	2018	2017
Cost of revenues	$2,762	$2,159	$11,955	$6,856
Research and development	20,271	24,598	98,609	79,384
Marketing and sales	5,444	5,455	23,605	17,395
General and administrative	9,999	9,125	28,704	33,813

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2018	2017	2018	2017
Cost of revenues	$5,299	$5,280	$21,188	$14,587
Marketing and sales	9,023	9,988	36,090	15,269

*Financial results based on the revenue recognition standard (IAS 18), prior to the company’s adoption of the new revenue recognition standard (IFRS 15) on July 1, 2018.

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)*

	June 30, 2018	June 30, 2017
Assets
Current assets:
Cash and cash equivalents	$1,410,339	$244,420
Short-term investments	323,134	305,499
Trade receivables	46,141	26,807
Current tax receivables	12,622	12,445
Prepaid expenses and other current assets	28,219	23,317
Total current assets	1,820,455	612,488
Non-current assets:
Property and equipment, net	51,656	41,173
Deferred tax assets	64,662	188,239
Goodwill	311,943	311,900
Intangible assets, net	63,577	120,789
Other non-current assets	112,221	9,269
Total non-current assets	604,059	671,370
Total assets	$2,424,514	$1,283,858
Liabilities
Current liabilities:
Trade and other payables	$113,105	$73,192
Current tax liabilities	172	2,207
Provisions	7,215	6,162
Deferred revenue	340,834	245,306
Total current liabilities	461,326	326,867
Non-current liabilities:
Deferred tax liabilities	12,051	43,950
Provisions	4,363	3,333
Deferred revenue	19,386	10,691
Exchangeable senior notes, net	819,637	—
Other non-current liabilities	214,985	4,969
Total non-current liabilities	1,070,422	62,943
Total liabilities	1,531,748	389,810
Equity
Share capital	23,531	22,726
Share premium	454,766	450,959
Other capital reserves	557,100	437,346
Other components of equity	(61)	6,246
Accumulated deficit	(142,570)	(23,229)
Total equity	892,766	894,048
Total liabilities and equity	$2,424,514	$1,283,858

*Financial results based on the revenue recognition standard (IAS 18), prior to the company’s adoption of the new revenue recognition standard (IFRS 15) on July 1, 2018.

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)*

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2018	2017	2018	2017
Operating activities
Loss before income tax benefit (expense)	$(21,755)	$(31,768)	$(65,834)	$(59,652)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	17,754	23,766	79,435	61,546
Net loss (gain) on sale of investments and other assets	62	25	(1,163)	(397)
Net unrealized foreign currency loss (gain)	(93)	92	(188)	93
Share-based payment expense	38,476	41,337	162,873	137,448
Net unrealized loss on exchange derivative and capped calls	12,414	—	12,414	—
Amortization of debt discount and issuance costs	7,478	—	7,478	—
Interest income	(5,053)	(1,048)	(9,877)	(4,851)
Interest expense	1,113	—	1,113	—
Changes in assets and liabilities:
Trade receivables	(7,748)	(295)	(19,635)	(10,208)
Prepaid expenses and other assets	(8,200)	(2,788)	(7,293)	(5,647)
Trade and other payables, provisions and other non-current liabilities	9,908	1,639	43,477	10,947
Deferred revenue	34,178	23,252	104,223	72,604
Interest received	4,211	1,393	8,679	6,540
Income tax paid, net of refunds	(542)	(5,008)	(4,246)	(9,042)
Net cash provided by operating activities	82,203	50,597	311,456	199,381
Investing activities
Business combinations, net of cash acquired	—	—	—	(381,090)
Purchases of property and equipment	(17,802)	(5,208)	(30,209)	(15,129)
Purchases of intangible assets	—	(925)	—	(925)
Proceeds from sale of other assets	1,775	—	2,775	342
Purchases of investments	(55,798)	(85,155)	(347,822)	(423,540)
Proceeds from maturities of investments	81,015	31,215	206,119	111,403
Proceeds from sales of investments	22,897	54,911	123,862	488,672
Decrease (increase) in restricted cash	106	(2)	(3,131)	(3,371)
Payment of deferred consideration	—	—	(3,290)	(935)
Net cash provided by (used in) investing activities	32,193	(5,164)	(51,696)	(224,573)
Financing activities
Proceeds from exercise of share options	908	2,035	3,995	9,438
Proceeds from issuance of exchangeable senior notes, net of discount and issuance costs	990,494	—	990,494	—
Purchase of capped calls	(87,700)	—	(87,700)	—
Net cash provided by financing activities	903,702	2,035	906,789	9,438
Effect of exchange rate changes on cash and cash equivalents	(1,272)	70	(630)	465
Net increase (decrease) in cash and cash equivalents	1,016,826	47,538	1,165,919	(15,289)
Cash and cash equivalents at beginning of period	393,513	196,882	244,420	259,709
Cash and cash equivalents at end of period	$1,410,339	$244,420	$1,410,339	$244,420
*Financial results based on the revenue recognition standard (IAS 18), prior to the company’s adoption of the new revenue recognition standard (IFRS 15) on July 1, 2018.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)*

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2018	2017	2018	2017
Gross profit:
IFRS gross profit	$199,587	$137,526	$701,260	$500,775
Plus: Share-based payment expense	2,762	2,159	11,955	6,856
Plus: Amortization of acquired intangible assets	5,299	5,280	21,188	14,587
Non-IFRS gross profit	$207,648	$144,965	$734,403	$522,218
Operating income:
IFRS operating loss	$(5,287)	$(32,256)	$(53,748)	$(63,086)
Plus: Share-based payment expense	38,476	41,337	162,873	137,448
Plus: Amortization of acquired intangible assets	14,322	15,268	57,278	29,856
Non-IFRS operating income	$47,511	$24,349	$166,403	$104,218
Net income:
IFRS net loss	$(25,851)	$(20,708)	$(119,341)	$(42,504)
Plus: Share-based payment expense	38,476	41,337	162,873	137,448
Plus: Amortization of acquired intangible assets	14,322	15,268	57,278	29,856
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	19,892	—	19,892	—
Less: Income tax effects and adjustments	(13,823)	(14,277)	(2,150)	(39,864)
Non-IFRS net income	$33,016	$21,620	$118,552	$84,936
Net income per share:
IFRS net loss per share - diluted	$(0.11)	$(0.09)	$(0.52)	$(0.19)
Plus: Share-based payment expense	0.16	0.18	0.69	0.59
Plus: Amortization of acquired intangible assets	0.06	0.06	0.25	0.13
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.08	—	0.08	—
Less: Income tax effects and adjustments	(0.06)	(0.06)	(0.01)	(0.17)
Non-IFRS net income per share - diluted	$0.13	$0.09	$0.49	$0.36
Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net loss per share	234,206	225,805	231,184	222,224
Dilution from share options and RSUs (1)	11,204	13,596	12,801	13,833
Weighted-average shares used in computing diluted non-IFRS net income per share	245,410	239,401	243,985	236,057
Free cash flow:
IFRS net cash provided by operating activities	$82,203	$50,597	$311,456	$199,381
Less: Capital expenditures	(17,802)	(6,133)	(30,209)	(16,054)
Free cash flow	$64,401	$44,464	$281,247	$183,327

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended June 30, 2018 and 2017 and the fiscal years ended June 30, 2018 and 2017 because the effect would have been anti-dilutive.

*Financial results based on the revenue recognition standard (IAS 18), prior to the company’s adoption of the new revenue recognition standard (IFRS 15) on July 1, 2018.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)*

	Three Months Ending September 30, 2018	Fiscal Year Ending June 30, 2019
Revenue	$258 million to $260 million	$1,146 million to $1,154 million

IFRS gross margin	82%	82% to 83%
Share-based payment expense	2	1
Amortization of acquired intangible assets	2	2
Non-IFRS gross margin	86%	85% to 86%

IFRS operating margin	(5%)	(4%)
Share-based payment expense	20	20
Amortization of acquired intangible assets	6	4
Non-IFRS operating margin	21%	20%

IFRS net loss per share - diluted	($0.13)	($0.30)
Share-based payment expense	0.21	0.94
Amortization of acquired intangible assets	0.06	0.18
Non-coupon impact related to exchangeable senior notes and capped calls	0.03	0.14
Income tax effects and adjustments	0.02	(0.19)
Non-IFRS net income per share - diluted	$0.19	$0.77

Weighted-average shares used in computing diluted IFRS net income per share	235 million to 237 million	240 million to 242 million
Dilution from share options and RSUs (1)	12 million	10 million
Weighted-average shares used in computing diluted non-IFRS net income per share	247 million to 249 million	250 million to 252 million

IFRS net cash provided by operations		$390 million to $400 million
Less: Capital expenditures		(40 million)
Free cash flow		$350 million to $360 million

(1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending September 30, 2018 and fiscal year ending June 30, 2019 because the effect would be anti-dilutive.

*Financial targets based on the new revenue recognition standard (IFRS 15), which the company adopted on July 1, 2018.